EXHIBIT 2.1
AMENDED AND RESTATED
ASSET PURCHASE AGREEMENT
BY AND AMONG
Pawn Plus 1, LLC, Pawn Plus 2, LLC, Pawn Plus 3, LLC,
Pawn Plus 4, LLC, Pawn Plus 5, LLC, Pawn Plus 6, LLC,
Pawn Plus 7, LLC, Pawn Plus 8, LLC, ASAP Pawn, LLC,
Craig A. McCall, Inc., and
The Pawn Place, Inc.,
Craig A. McCall,
and
EZPAWN Nevada, Inc., and EZCORP, Inc.
DATED AS OF OCTOBER 24, 2008

EXHIBITS and SCHEDULES:

Exhibit A	Facilities

Schedule 2.01(a)	Furniture, Fixtures, and Equipment
Schedule 2.01(b)	Consumer Loan Agreements
Schedule 2.01(c)	Inventory
Schedule 2.01(e)	Operating Agreements
Schedule 2.01(f)	Utility and Other Deposits
Schedule 2.01(h)	Leases

Exhibit A	Facilities

Schedule 2.01(j)	Accounts and Notes Receivable
Schedule 2.01(k)	Intellectual Property Assets
Schedule 2.01(m)	Other Assets
Schedule 2.07	Financing Arrangements between Purchaser and Sellers
Schedule 3.06	Other Holdings
Schedule 5.03	Consents and Approvals
Schedule 5.12	Liabilities
Schedule 5.13	Title to and Condition of Assets and Property
Schedule 5.17	Employee Benefits
Schedule 5.18	Employees
Schedule 7.08	Consulting Agreement
Schedule 7.09	Right of First Offer Agreement
Schedule 8.04(a)	Lease Terms
Schedule 8.04(b)	Lease Forms
Schedule 8.06	Opinion of Counsel

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (“Agreement”) dated effective as of October 24, 2008 (the “Effective Date”), is by and among Pawn Plus 1, LLC, Pawn Plus 2, LLC, Pawn Plus 3, LLC, Pawn Plus 4, LLC, Pawn Plus 5, LLC, Pawn Plus 6, LLC, Pawn Plus 7, LLC, Pawn Plus 8, LLC, ASAP Pawn, LLC, each a Nevada limited liability company (the “Limited Liability Companies”), and The Pawn Place, Inc. and Craig A. McCall, Inc., both Nevada corporations, (collectively, “Sellers” or, individually, each a “Seller”), Craig A. McCall (“McCall”), EZPAWN Nevada, Inc., a Delaware corporation, or its permitted assigns (“Purchaser”) and EZCORP, Inc., a Delaware corporation.
BACKGROUND
     The parties entered into the original Asset Purchase Agreement effective as of September 4, 2008. The parties have agreed to amend and restate the Agreement as provided herein.
     Sellers owns assets and operates eleven (11) pawnshop businesses in Nevada at the locations identified on Exhibit “A”, attached hereto and incorporated herein by reference (collectively, the “Facilities”).
     Sellers desire to sell and Purchaser desires to purchase certain assets of Sellers used in the operation of the pawnshop businesses (collectively, the “Business”) at the Facilities on the terms and conditions set forth in this Agreement. Purchaser intends to continue to conduct a pawnshop business at each of the Facilities, to include without limitation, at its discretion, the offering of auto title loans and other short-term consumer loans.
     McCall is the sole shareholder of Craig A. McCall, Inc., one of the Sellers defined above which owns the payday loan and title loan portion of the businesses. McCall and Kathryn M. McCall, as Trustees of the Craig and Kathryn McCall trust, u/a/d 4/15/98 (the “McCall Family Trust”) is the sole shareholder of ASAP AUTO PAWN, INC., which is the owner of all the membership interests in the Limited Liability Companies included as Sellers as well as all the stock in The Pawn Place, Inc., one of the Sellers.
     In consideration of the mutual promises of the parties; in reliance on the representations, warranties, covenants, and conditions contained in this Agreement; and for other good and valuable consideration, the parties agree as follows:
AGREEMENT
ARTICLE 1
DEFINITIONS
     1.01. Specific Definitions. Unless otherwise stated in this Agreement, the following terms shall have the following meanings:
     “Affiliate”: Any Person that, directly or indirectly, controls, or is controlled by, or under common control with, another Person. For the purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), as used with respect to any Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or by contract or otherwise.
     “Affiliated Group”: Any affiliated group within the meaning of Code section 1504(a) or any similar group defined under a similar provision of state, local, or foreign law.
     “Agreement”: As defined in the opening paragraph hereof.
     “Applicable Laws”: All applicable provisions (domestic or foreign) of all (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes and Orders of or with any Governmental Body, and (ii) Governmental Approvals. Without limiting the foregoing, Applicable Laws include, without limitation, all federal, state and local laws, regulations, rules, statutes, orders, ordinances and requirements, and specifically include, without limitation, the Bank Secrecy Act, the U.S.A. Patriot Act, the Gramm-Leach-Bliley Act, the Consumer Reporting Employment Clarification Act, the Consumer Collection Credit Act, the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, the Americans With Disabilities Act, all truth-in-lending related laws, all gun and firearm laws, all laws of each state and locality in which Sellers or any of Sellers’ Affiliates or franchisees do business that are applicable to employers, pawnbrokers, jewelers, second-hand goods dealers, payday lenders, check cashers and title lenders, all state and federal franchising and business opportunity laws, all usury and consumer protection related laws, all federal, state and local tax laws, all applicable zoning and licensing laws, all environmental and human health and safety laws, all other federal, state and local laws, regulations, rules, statutes, orders, ordinances and requirement, together with all regulations, rules, orders and requirements promulgated under each of the foregoing.
     “Assets”: As defined in Section 2.01 hereof.
     “Audits”: As defined in Section 2.05(a) hereof.
     “Audit Commencement Date”: As defined in Section 2.05(b) hereof.
     “Auto Title Loan Principal Balance”: The aggregate auto title loan principal balance for current Auto Title Loans outstanding and those less than or equal to ninety (90) days past due.
     “Auto Title Loans”: The lawful, bona-fide, third-party, arm’s length, consumer loans, as defined by Nevada Revised Statutes §604A.105, for which security interest in an automobile or possession of an automobile title serves as collateral for the loan.
     “Benefit Plan”: As defined in Section 5.17 hereof.
     “Bill of Sale”: As defined in Section 10.01(a) hereof.
     “Business”: As defined in the section of this Agreement titled “Background.”
     “Claims”: Any allegation made against any Seller or any of the Assets which alleges that such Seller is responsible to the claimant or that the Assets are subject to the claimant’s allegation.

     “Closing”: As defined in Section 2.09 hereof.
     “Closing Cash Consideration”: As defined in Section 2.03(a) hereof.
     “Closing Date”: As defined in Section 2.09 hereof.
     “Code”: The Internal Revenue Code of 1986, as amended.
     “Consent”: Any consent, approval, authorization, action, waiver, permit, grant, franchise, concession, agreement, license, exemption or Order of, registration, certificate, declaration or filing with, or report or notice to, any Person (including foreign Persons), including any Governmental Body.
     “Consulting Agreement”: As defined in Section 7.08 hereof.
     “Consumer Loan Agreements”: As defined in Section 2.01(b) hereof.
     “Consumer Loans”: Pawn Loans, Deferred Deposit Loans, and Auto Title Loans, as such terms are defined herein.
     “Customer Data”: All of Sellers’ customer lists, lists of potential customers, sales records (including pricing information and customer contractual status), other customer records, telephone and fax numbers, email addresses and other customer data (including credit data) relating to the Business.
     “Damages”: Any and all damages, claims, obligations, demands, assessments, penalties, fines, liabilities (joint or several), costs (including compliance costs), punitive damages, losses, diminution in value, defenses, judgments, suits, proceedings, disbursements and expenses (including disbursements, expenses and reasonable fees of attorneys, accountants, consultants and other professional advisors and of expert witnesses, costs of investigation and preparation, litigation and costs of settlement) of any kind whatsoever, whether fixed or contingent, suffered or incurred by a Person.
     “Deferred Deposit Loans”: The lawful, bona-fide, third-party, arm’s length, consumer loans, as defined by Nevada Revised Statutes §604A.050, in which a lender provides a consumer a sum of money in exchange for a the customer’s authorization to (1) hold a check for a specified amount until a certain date or (2) debit the customer’s account in a specified amount on a certain date.
     “Dispute”: As defined in Section 2.04(a) hereof.
     “Disputed Amount”: As defined in Section 2.04(b) hereof.
     “Due Diligence Document Request”: As defined in Section 4.02(a) hereof.
     “Effective Date”: As defined in the opening paragraph hereof.

     “Environmental Law”: All Applicable Laws and any judicial or administrative interpretations thereof relating to the protection of the environment, to human health and safety, or relating to the emission, discharge, generation, processing, storage, holding, abatement, existence, release, threatened release or transportation of any Hazardous Materials or waste, including (i) the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the Endangered Species Act and the Occupational Safety and Health Act, (ii) all other requirements pertaining to the reporting, licensing, permitting, investigation or remediation of emissions, discharges, releases or threatened releases of Hazardous Materials or Solid Waste into the air, surface water, ground water or land, or relating to the manufacture, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Materials or Solid Waste, and (iii) all other requirements pertaining to the protection of the health and safety of employees or the public.
     “EZPW Stock”: As defined in Section 2.03(b) hereof.
     “Facilities”: As defined in the section of this Agreement titled “Background,” and “Facility” means any one of the eleven (11) Facilities therein identified.
     “Governmental Approval”: Any Consent of, from or with any Governmental Body.
     “Governmental Body”: Any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency, authority or instrumentality, domestic or foreign.
     “Hazardous Material”: Any waste, substance, material, smoke, gas or particulate matter which is at or above levels that would trigger clean-up or remediation under Environmental Laws that: (i) is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas, or related materials, toxic molds (ii) requires investigation, removal, regulation or remediation under any Environmental Law, or is defined, listed or identified as a “hazardous waste” or “hazardous substance” thereunder, or (iii) is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous or dangerous or is regulated by any Governmental Body or Environmental Law.
     “Holdback Account”: As defined in Section 2.03(c) hereof.
     “Holdback Claim”: As defined in Section 2.04(a) hereof.
     “Holdback Funds”: As defined in Section 2.03(c) hereof.
     “Including” or “Includes”: Means including without limitation or includes without limitation.
     “Inventory Valuation”: The Value of inventory, including layaway items.
     “Knowledge”: The terms “knowledge,” “awareness,” and “belief” and any similar term or words of like import shall mean (i) the current actual knowledge, awareness or belief of a

Sellers with respect to the subject matter of the representation and/or warranty being given; (ii) such knowledge or awareness that a reasonably prudent individual would be expected to have, discover or become aware of with respect to the subject matter of the representation and/or warranty being given or in the course of conducting the Business.
     “Lease Assignment”: As defined in Section 8.04 hereof.
     “Leases”: As defined in Section 2.01(h) hereof.
     “Lessor”: As defined in Section 5.24 hereof.
     “Liability”: Any commitments, debts, liabilities, obligations (including contract and capitalization lease obligations), indebtedness, accounts payable and accrued expenses of any nature whatsoever (whether any of the foregoing are known or unknown, secured or unsecured, asserted or unasserted, absolute or contingent, direct or indirect, accrued or unaccrued, liquidated or unliquidated and/or due or to become due), including any liability or obligation for Taxes.
     “Lien”: All mortgages, deeds of trust, claims, liens, security interests, pledges, leases, conditional sale contracts, rights of first refusal, options, charges, liabilities, obligations, agreements, easements, rights-of-way, powers of attorney, limitations, reservations, restrictions, and other encumbrances of any kind.
     “Material Adverse Effect”: Any effect (individually or in the aggregate) that is, or could be reasonably expected to be materially adverse to the Business, manner of conducting the Business, general affairs, management, results of operations, condition (financial or otherwise), assets, liabilities, goodwill or prospects of the Business, the Facilities or the Assets, whether or not the result thereof would be covered by insurance, that will or could reasonably be expected to result in Damages of $5,000 or greater.
     “McCall”: As defined in the opening paragraph hereof.
     “Notices”: As defined in Section 11.03 hereof.
     “Operating Agreements”: As defined in Section 2.01(e) hereof.
     “Operative Documents”: This Agreement, the Bill of Sale, the Lease Assignment, the Consulting Agreement, the Right of First Offer Agreement, Sellers’ Closing Certificate and all other agreements, instruments, documents, exhibits, schedules and certificates executed and delivered by or on behalf of Sellers or Purchaser at or before the Closing pursuant to this Agreement.
     “Opinion of Counsel”: As defined in Section 8.06 hereof.
     “Order”: Any order, ruling, verdict, writ, injunction, directive, decree, judgment, subpoena, award, mandate, restriction, decision or determination of, or agreement with, any Governmental Body.

     “Ordinary Course of Business”: An action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if: (a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; (b) such action is not required to be authorized by the board of directors of a shareholders’ meeting of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person; and (c) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors or a shareholders’ meeting (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.
     “Pawn Loan Principal Balance”: The aggregate pawn loan principal balance for Pawn Loans with less than 100 days of unpaid interest and service charges due.
     “Pawn Loans”: The lawful, bona-fide, third-party, arm’s length, collateralized consumer loans made in accordance with Nevada Revised Statutes §646.002 et seq.
     “Permits”: All permits, authorizations, qualifications, certificates, consents, approvals, registrations, variances, exemptions, rights-of-way, franchises, privileges, immunities, grants, ordinances, licenses, waivers and other rights of every kind and character (a) under any (i) Applicable Laws, (ii) Order or (iii) contract with any Governmental Body, or (b) granted by any Governmental Body.
     “Permitted Encumbrances”: (i) Liens for Taxes and assessments not yet due and payable or which are being challenged in good faith and with respect to which adequate reserves have been established in the financial statements provided by the Sellers; and (ii) landlord’s liens created by statute and not by affirmative action of any landlord.
     “Person”: An individual, partnership, joint venture, corporation, company, limited liability company, bank, trust, unincorporated organization, Governmental Body or other entity or group.
     “Proceeding”: Any action, claim, suit, proceeding, litigation, arbitration, mediation, investigation, inquiry, complaint, grievance, review or notice or other process.
     “Products”: All products licensed, marketed or distributed by the Sellers as a part of the Business.
     “Properties”: The Business locations of Sellers specified in the section of this Agreement titled “Background” as the Facilities.
     “Purchase Price”: As defined in Section 2.03 hereof.
     “Purchaser”: As defined in the opening paragraph hereof.
     “Release”: Any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Material into the indoor or outdoor environment, including, without limitation, the abandonment or discarding of barrels, drums, containers, tanks, and other receptacles containing or previously containing any Hazardous Material.
     “Right of First Offer Agreement”: As defined in Section 7.09 hereof.
     “Sellers”: As defined in the opening paragraph hereof.
     “Sellers’ Closing Certificate”: As defined in Section 8.07 hereof.
     “Taxes”: Any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
     “Threatened”: Any matter or thing will be deemed to have been Threatened when used herein with respect to any party if that party has received notice from the Person to whom the threat is attributable or such Person’s agents, which notice makes specific reference to and clearly identifies the matter or thing being threatened or that party observes an action by the Person to whom the threat is attributable or such Person’s agents that in the exercise of reasonable and prudent business judgment would cause such party to believe that the matter or thing is being threatened.
     “Transaction” or “Transactions”: The acquisition of the Assets and the performance of the other covenants and the consummation of the transactions described in this Agreement.
     “Transaction Expenses”: The expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement, the other Operative Documents, and the consummation of the Transactions, including all fees and expenses of counsel and representatives.
     “Value”: As defined by Section 2.05(a) hereof.
     1.02. Other Definitions. Other terms shall have the meanings ascribed to them elsewhere herein.
ARTICLE 2
SALE
     2.01. Sale of Assets. Subject to the terms and conditions of this Agreement and for the consideration specified in Section 2.03 below, effective as of the Closing Date, Sellers agree to sell, convey, transfer, assign, and deliver to Purchaser, and Purchaser agrees to purchase and accept from Sellers, all of Sellers’ right, title, and interest in, to and under all of Sellers’ property and assets, real, personal or mixed, tangible and intangible, of every kind and description free and clear of all Liens except for the Permitted Encumbrances, including the following:

     (a) All furniture, fixtures and equipment of Sellers located in and about the premises of the Facilities, including those listed on Schedule 2.01(a) hereto;
     (b) Seller’s right, title, and interest in and to the Pawn Loan agreements, Deferred Deposit Loan agreements, and Auto Title Loan agreements as listed in Schedule 2.01(b) (collectively, the “Consumer Loan Agreements”), excepting those Pawn Loan Agreements, Deferred Deposit Loan agreements and Auto Title loan agreements which are reasonably determined by Seller to be fraudulent or incomplete, are inadequately secured or are otherwise unenforceable.
     (c) Sellers’ inventory and merchandise in and about the premises of the Facilities, including any such inventory subject to a layaway sales contract (“Inventory”), including those described in Schedule 2.01(c) hereto;
     (d) As permitted by Applicable Laws, all licenses and permits held by Sellers and relating to the operation of the Facilities and the Business and/or the authority to operate under such licenses;
     (e) Sellers’ right, title and interest in and to all assignable contracts and agreements relating to the operation of the Business and to the upkeep, repair, maintenance or operation of the Facilities and the Assets (the “Operating Agreements”) which Purchaser has agreed to assume, if any, described on Schedule 2.01(e) hereto;
     (f) All of Seller’s utility and other deposits, as described on Schedule 2.01(f) hereto;
     (g) Sellers’ telephone numbers and other intangible assets as agreed upon by the Parties;
     (h) Leasehold rights and interests (the “Leases”), and other contractual rights and interests, of Sellers, approved and accepted by Purchaser, described on Schedule 2.01(h) hereto;
     (i) All of Sellers’ Customer Data;
     (j) Sellers’ accounts and notes receivable described on Schedule 2.01(j) hereto;
     (k) Seller’s Intellectual Property Assets described on Schedule 2.01(k) hereto;
     (l) Sellers’ books and records related to the Business; and
     (m) Any other assets identified and mutually agreed upon by Sellers and Purchaser, as reflected on Schedule 2.01(m) attached hereto, save and except cash, which Sellers shall retain.
     All of the property and assets to be transferred to Purchaser under this Agreement are referred to collectively as the “Assets”. Sellers and Purchaser acknowledge that operation of the

Business in the Ordinary Course of Business shall cause the Inventory, Pawn Loans outstanding, Auto Title Loans outstanding, and Deferred Deposit Loans outstanding to change between the Effective Date and the Closing. Sellers shall provide updated schedules containing accurate depiction of the Assets as of the Closing. Purchaser is not assuming any liabilities of Seller, except as expressly provided for in Section 2.02 of this Agreement.
     2.02. Liabilities. The transfer of the Assets pursuant to this Agreement shall not include the assumption by Purchaser of any Liability related to the Assets which arose prior to the Closing Date. Purchaser is not assuming, and is not agreeing to pay for, any of the Liabilities of Sellers, except for those Liabilities arising on or after the Closing Date under the Leases, the Operating Agreements and other contracts assumed by Purchaser pursuant to this Agreement, provided that such Liabilities do not relate to any breach that occurred prior to the Closing Date. The parties may by mutual agreement provide for the payment of any Liabilities arising prior to the Closing Date from out of the Closing Cash Consideration due to the Sellers at Closing, and a deduction of a like amount of any such payment from the funds due to be paid to the Sellers in respect of the Closing Cash Consideration.
     2.03. Consideration for Sale. In consideration of the sale and transfer of the Assets of Sellers and the representations, warranties, and covenants of Sellers set forth in this Agreement, Purchaser shall pay the sum of $34,500,000 (subject to any applicable adjustments as provided in this Agreement) (the “Purchase Price”) as follows:
     (a) The sum of $16,240,000 of the Purchase Price (the “Closing Cash Consideration”) to the Sellers, which shall be paid at Closing (subject to any applicable adjustments pursuant to Section 2.06 of this Agreement);
     (b) The sum of $17,250,000 of the Purchase Price will be paid by transfer of Class A Non-voting Common Stock of EZCORP, Inc. (“EZPW Stock”), to Sellers, as determined by the closing price of EZPW Stock as of close of market the day before the Closing Date;
     (c) The sum of $1,000,000 of the Purchase Price (the “Holdback Funds”) shall be deposited at Closing into one or more interest-bearing holdback accounts controlled by Purchaser or its designated Affiliate (the “Holdback Account”);
     (d) The sum of $10,000 of the Purchase Price to be paid at Closing to ASAP Auto Pawn, Inc. a Nevada corporation, as consideration for the Right of First Offer Agreement among Purchaser, McCall, and Affiliates of Seller.
     2.04. Holdback Funds. The Holdback Funds shall remain in the Holdback Account for a period of up to twelve (12) months after the Closing Date in accordance with the following terms and conditions:
     (a) The Holdback Funds shall remain in one or more segregated accounts controlled exclusively by Purchaser strictly in accordance with this Section 2.04. In the event any Liability or Damages arise against Purchaser, which Liability or Damages are reasonably attributable to Sellers’ operation prior to the Closing of the Business, the Facilities, the Assets, the Consumer Loans, the Leases, or any and all other matters contemplated by this Agreement, Purchaser shall give Notice to Sellers specifying in reasonable detail the nature and dollar amount of such Liability or Damages (a “Holdback Claim”). Purchaser may withdraw the dollar amount specified in such Notice from (and only to the extent of) the Holdback Funds not sooner than fifteen (15) days after the date such Notice is given, unless Sellers, before the expiration of such fifteen (15) days after the date of such Notice issues a written Notice of dispute of such Holdback Claim (“Dispute”) and provides written evidence documenting such Dispute. In the event that Sellers notify Purchaser of a Dispute, Sellers agree within five (5) days of Notice of the Dispute to provide Purchaser with reasonable access to Sellers books and records to research such Dispute. Sellers and Purchaser agree to reasonably resolve such Dispute within fifteen (15) days of Sellers Notice of the Dispute. Should the Dispute not be resolved within fifteen (15) days, Sellers and Purchaser agree within five (5) days to mutually agree upon an independent arbiter to resolve such Dispute.
     (b) Upon the expiration of six (6) months from the Closing Date, Purchaser shall disburse to Seller, from the Holdback Funds, the amount of $500,000, minus any amount in dispute between the parties (“Disputed Amount”); provided, however, if Purchaser has any Holdback Claims within the first six (6) month period after the Closing Date, and such Holdback Claims, together with any Disputed Amount, do not exceed $500,000, Purchaser shall disburse to Seller, from the Holdback Funds, the difference between $300,000 and the sum of the Holdback Claims and Disputed Amount; provided further, however, if the sum of Purchaser’s Holdback Claims and the Disputed Amount exceed $500,000 during the first six (6) month period after the Closing Date, no Holdback Funds shall be released to Seller upon expiration of such six (6) month period.
     (c) Upon the expiration of twelve (12) months from the Closing Date, all remaining Holdback Funds, if any, and any interest accrued thereon, shall be disbursed to Sellers. Purchaser shall bear all costs associated with the Holdback Funds.
     (d) Purchaser need not first exhaust any of its remedies against Sellers or McCall prior to seeking and obtaining release of any of the Holdback Funds. Sellers and McCall shall remain jointly and severally liable to Purchaser for any losses suffered by Purchaser attributable to said Liability or Damages.
     2.05. On-premises Audits. The Consumer Loan Balance and Inventory Valuation shall be verified and determined by on-premises audits, review of Sellers’ financial statements and other due diligence documents, and negotiation between the Parties.
     (a) Immediately prior to the Closing, Purchaser will conduct a complete and thorough audit and examination of Sellers’ Business at each Facility, including a review of inventory, pledged goods, Consumer Loans, layaway merchandise, firearm transactions, and all records and documents relating thereto at each Facility (the “Audits”). As the result of each Audit, Purchaser and Sellers shall reasonably agree upon the Pawn Loan Principal Balance and Auto Title Loan Principal Balance, the Inventory Valuation, and the value of furniture, fixtures, and equipment. For purposes of the Inventory Valuation, the value of an item is the purchase price paid by Sellers associated with the contract for purchase or purchase transaction for the item (“Value”); provided, however, if Purchaser acting in a commercially reasonable manner determines that the Value for a particular item is higher or lower than the amount Purchaser would reasonably attribute to any particular item in the normal course of operating Purchaser’s own pawnshops, then Purchaser and Sellers shall act reasonably, diligently and in good faith to mutually agree upon an adjustment (either upward or downward) to such Value with respect to the item or contract for purchase in question; and provided further, however, if Purchaser requests an adjustment to the Value of an item or contract for purchase and the parties cannot agree on such an adjustment in accordance with the foregoing provisions, then the adjustment shall be finally determined to be the Value that a reasonably prudent pawnbroker with business experience and sophistication similar in scope and nature to the experience and sophistication of Purchaser and Sellers would reasonably attribute to the item or contract for purchase in question. If necessary, the parties, acting diligently, in good faith and in a commercially reasonable manner will appoint an independent pawnbroker that meets the qualifications set forth above to assist the parties with determining the cost of an item or Pawn Loan and in such event, such independent pawnbroker’s decision on the Value of the item or contract for purchase in question shall be final.
     (b) The Parties agree that it is expected to take approximately three (3) days for Purchaser to complete the Audit. The date Purchaser commences the Audit shall be deemed the “Audit Commencement Date.”
     (c) The Parties agree to cooperate with each other to ensure that from the Audit Commencement Date for each Facility through the Closing Date, the Business is operated by Sellers in the Ordinary Course of Business, and Sellers agrees to afford Purchaser adequate opportunity to oversee the operation of the Business during such period, which could include, without limitation, having a representative of Purchaser present in each Facility for the purpose of overseeing the operations of the Facility from the Audit Commencement Date until the Closing Date.
     (d) For all periods between the Audit Commencement Date and the Closing Date, the Parties agree to cooperate with each other to ensure an orderly transfer of the Business on the Closing Date, collection of all applicable income of each party and the payment of all applicable expenses attributable to each party in accordance with this Agreement.
     (e) If the Audit Commencement Date occurs, but the Closing does not occur, Purchaser will reasonably cooperate with Sellers to promptly remove all evidence that all or any portion of the Audit took place. Purchaser will reasonably cooperate with Sellers to prevent any unreasonable interference to the Business by Purchaser’s Audit
     2.06. Adjustments to the Purchase Price. The Parties agree to make the following adjustments to the Purchase Price, if applicable. All such adjustments shall be made to the Closing Cash Consideration portion of the Purchase Price, as follows:
     (a) If as of the Closing Date, the total of the Pawn Loan Principal Balance and the Auto Title Loan Principal Balance is less than $7,820,000 by more than 5%, then the

Purchase Price will be decreased on a dollar-for-dollar basis by the difference between the two values in excess of 5%. A difference between these two values of less than 5% will not result in an adjustment of the Purchase Price. Conversely, if as of the Closing Date, the total of the Pawn Loan Principal Balance and the Auto Title Loan Principal Balance exceeds $7,820,000 by more than 5%, then the Purchase Price will be increased on a dollar-for-dollar basis by the difference between the two values in excess of 5%. A difference between these amounts of less than 5% will not result in an adjustment of the Purchase Price.
     (b) If as of the Closing Date, the Inventory Valuation is less than $2,210,000 by more than 5%, then the Purchase Price will be decreased on a dollar-for-dollar basis by the difference between the two values in excess of 5%. A difference between these two values of less than 5% will not result in an adjustment of the Purchase Price. Conversely, if as of the Closing Date, the Inventory Valuation exceeds $2,210,000 by more than 5%, then the Purchase Price will be increased on a dollar-for-dollar basis by the difference between the two values in excess of 5%. A difference between these amounts of less than 5% will not result in an adjustment of the Purchase Price.
     (c) The Purchase price will be increased by the amount of Sellers’ utility and other deposits, as listed on Schedule 2.01(f) hereto.
     (d) The Purchase Price will be reduced by the amount of layaway deposits for all merchandise subject to an outstanding layaway contract with payment not more than 15 days past due as of the Closing Date.
     (e) The Purchase Price will be adjusted by expenses paid by Sellers and Purchaser as described in Section 10.04 of this Agreement.
     2.07. Repayment of Loans and Advances. Purchaser has made a loan to Sellers that is evidenced by a promissory note listed on Schedule 2.07. Purchaser may provide additional financing arrangements, directly or indirectly, to Sellers or to third parties for the benefit of Sellers prior to Closing including loans, loan guarantees, loan commitments, purchase of outstanding loan obligations, letters of credit or other similar arrangements. Schedule 2.07 shall be amended from time to time prior to Closing to reflect the entry of any such additional financing arrangement. Each such financing arrangement, including the principal and any interest, fees or other payments thereon, shall constitute a Liability which must be paid at or prior to Closing by the Sellers. Purchaser in its discretion may repay any such outstanding financing arrangement directly and credit the amount of such payment against the Purchase Price.
     2.08. Allocation of Purchase Price. The allocation of the Purchase Price among the Assets of Sellers will be mutually agreed by Sellers and Purchaser, which agreement shall not be unreasonably withheld. For the purposes of determining the allocation of the Purchase Price, Purchaser shall, within a reasonable time prior to the filing deadline required by Applicable Laws, provide Sellers with a completed IRS Form 8594, Asset Acquisition Statement. Sellers and Purchaser shall reasonably agree to the contents of IRS Form 8594 prior to filing. The parties agree to file all Tax returns and Tax reports in a manner consistent with and in accordance with such allocation. In any proceeding related to the determination of any Tax, neither Purchaser nor Sellers shall contend or represent that such allocation is not a correct allocation.
     2.09. Closing. Subject to the terms and conditions of this Agreement, the closing of the sale and the transfer of the Assets (the “Closing”) shall occur at a date and place mutually agreed upon by the Parties, within fourteen (14) days after Purchaser is granted the necessary Permits and Lease Assignments to operate the Business and the Facilities and Purchaser has had an opportunity to perform the Audits to Purchaser’s satisfaction (the “Closing Date”). If the Closing has not occurred by November 30, 2008, either party shall be entitled to terminate this Agreement upon Notice to the other party, in accordance with Section 11.15.
ARTICLE 3
COVENANT NOT TO COMPETE
     3.01. Covenant Not to Compete. In consideration of the Transactions contemplated by this Agreement, each Seller jointly and severally agrees that for a period of 5 years, it will not within the State of Nevada (a) compete against Purchaser or any of its Affiliates; (b) reestablish or reopen any business or trade involved in the business of making pawn loans, deferred deposit loans, auto title loans, the purchasing of customers’ merchandise or the selling of used merchandise obtained through the forfeiture of collateral for loans; (c) solicit or otherwise intentionally entice Purchaser’s current or future employees to engage in business with Sellers or become an employee of Sellers or an Affiliate of Sellers in the business of making pawn loans, deferred deposit loans, auto title loans, the purchasing of customers’ merchandise or the selling of used merchandise obtained through the forfeiture of collateral for loans; (d) indirectly enable or support, including without limitation, leasing retail property to, any business or trade involved in the business of making pawn loans, deferred deposit loans, auto title loans, the purchasing of customers’ merchandise or the selling of used merchandise obtained through the forfeiture of collateral for loans; (c) in any manner become interested, directly or indirectly, either as owner, partner, joint venturer, agent, stockholder (other than as a passive investor in less than one percent (1%) of any publicly traded equity securities) or otherwise in any such business or trade.
     3.02. Acknowledgments. Sellers acknowledge that this Article 3 is ancillary to the sale of the Business and the goodwill held by the Business. Therefore, to protect the goodwill of Sellers, confidential information and Trade Secrets of Sellers, the Sellers agree to the restrictive covenants above relative to operations in Nevada only.
     3.03. Injunctive Relief. If any Sellers fail to perform the above promises, Sellers and Purchaser will have the right to seek injunctive relief without posting any bond whatsoever seek to, restrain the Sellers from further violation, as well as attempt to seek damages and attorneys’ fees.
     3.04. Assignability. The rights set forth in this Article 3 will transfer to the successors and assigns of the business of Purchaser.
     3.05. Reformation. Should any Governmental Authority find Article 3 to be unreasonable under the laws of its jurisdiction, then any finding requiring a shorter period of restriction, more restricted scope of prescribed activities or a smaller geographic location will apply only to the jurisdiction of such Governmental Authority, and will not serve to amend the provisions of this Article 3 in any other jurisdiction.
     3.06. Other Holdings. The parties acknowledge that McCall or entities partly or wholly owned by McCall own and operate, and will continue to own and operate, certain pawnshops outside of the State of Nevada, which are listed on Schedule 3.06 hereto and are not a party to this Agreement. The parties further acknowledge that Pawn Shop Management, LLC, ASAP Auto Pawn, Inc and Instant Auto Sales LLC operate in the State Nevada in the sale of motor vehicles and financing thereof, but not in the Pawn Loan, Deferred Deposit Loan, or Auto Title Loan businesses. The parties further acknowledge that McCall owns an ownership interest and sits on the Board of Directors of a bank chartered in Nevada, as listed on Schedule 3.06 hereto, which is not a party to this Agreement.
ARTICLE 4
DUE DILIGENCE
     4.01. Due Diligence Period. Purchaser shall have until October 15, 2008 to complete, at Purchaser’s sole cost and expense, Purchaser’s due diligence regarding the Assets (the “Due Diligence Period”). During the Due Diligence Period, Purchaser shall:
     (a) Commence the process of obtaining all necessary Permits and Consents necessary to operate the Business and the Facilities;
     (b) Obtain the approval of this Agreement and the Transactions by its board of directors, which approval shall not be unreasonably withheld; and
     (c) Obtain any necessary approval of this Agreement and the Transaction by all lenders of Purchaser and its Affiliates.
     4.02. Due Diligence Items. Sellers shall deliver to Purchaser the following:
     (a) All items requested on the due diligence document request to Sellers dated July 25, 2008 “(Due Diligence Document Request”), not previously delivered to Purchaser;
     (b) A Uniform Commercial Code search which reflects that all of the Assets are free from any security interest other than those which shall be removed at or prior to Closing;
     (c) A complete inventory of all tangible personal property owned or leased by Sellers and used in connection with the Business;
     (d) A complete schedule of all outstanding Pawn Loans, Auto Title Loans, and Deferred Deposit Loans;
     (e) Copies of all Phase I and other environmental reports on the Facilities and all copies of any other soil, engineering or environmental reports and appraisals relating to the Facilities in Sellers’ possession, if any; and

     (f) Copies of all warranties relating to the Assets.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SELLERS
     Sellers hereby represent and warrant to Purchaser that the following is true, correct and complete as of the date of this Agreement and will be true, correct and complete through and as of the Closing:
     5.01. Organization and Standing of Sellers. Each Seller is an entity duly organized, validly existing and in good standing under the laws of the State in which it was organized and is authorized and in good standing to conduct business in Nevada. Each Seller has full corporate power and authority to own and lease all of the properties and assets it now owns and leases and to carry on its business as now being conducted.
     5.02. Authority Relative to this Agreement. Each Seller has full power and authority (corporate and otherwise) to execute, deliver and perform this Agreement (including execution, delivery and performance of the Operative Documents to which any Seller is a party) and to consummate the Transactions. The execution and delivery by Sellers of this Agreement and the Operative Documents, and the consummation of the Transactions, have been duly and validly authorized by the directors, managers, shareholders, and members of Sellers, as applicable, in accordance with Applicable Laws, and no other proceedings on the part of Sellers are necessary with respect thereto. This Agreement has been duly and validly executed and delivered by Sellers and constitutes the legal, valid and binding obligation of Sellers enforceable against Sellers in accordance with its terms. Sellers will take, and cause to be taken, all corporate or other action that is necessary for Sellers to complete the Transactions to be completed by Sellers pursuant to this Agreement.
     5.03. Consents and Approvals. Except as identified in Schedule 5.03 attached hereto and incorporated herein, the execution, delivery and performance by Sellers of this Agreement and the Operative Documents and the consummation of the Transactions by Sellers requires no Consent or Order by, from or with any Governmental Body or action by any other Person.
     5.04. No Violations. Neither the execution, delivery or performance of this Agreement or the Operative Documents by Sellers, nor the consummation by Sellers of the Transactions will (a) conflict with or result in any breach or violation of any provision of the articles of incorporation, bylaws, certificate of incorporation or regulations of Sellers, (b) result in a default, or give rise to any right of termination, cancellation or acceleration or loss of any material benefit under any of the provisions of any note, bond, mortgage, indenture, license, trust, agreement, lease or other instrument or obligation to which Sellers is a party or by which Sellers may be bound, (c) result in the creation or imposition of any Lien on any of the property of Sellers, including any Lien on any of the Assets, (d) violate any Order, Applicable Laws or Permit applicable to Sellers, the Business or the Assets, or (e) violate any territorial restriction on the business of Sellers or any noncompetition or similar arrangement.
     5.05. Compliance With Law. Sellers, the Assets, and the Business are in compliance will all Applicable Laws. Sellers are not aware of, nor prior to the date hereof, have Sellers received actual notice of, any past, present or future conditions, events, practices or incidents which could be reasonably expected to interfere in any material manner with or prevent compliance or continued compliance in all material respects with Applicable Laws after the Closing.
     5.06. Operational Licenses. Each Seller currently maintains, and has at all times during its operation of each Business, maintained, at each Facility requiring such license in accordance with Applicable Laws, valid licenses to operate the Business at each Facility, including, but not limited to, a valid pawnshop license, auto title loan license, deferred deposit loan license, and federal firearms license.
     5.07. Pawnshop Transactions. All Pawn Loans are lawful, bona-fide, third-party, arm’s length transactions; each Seller has maintained record, which is complete and accurate in all in all material respects, of the amount loaned, the lawful finance charge to accrue thereon, renewals or extensions, if any, and an accurate description of the pledged goods as required by law. The daily transactions of each Seller as recorded on its books, records, and computer system are true and accurate in all material respects. All pawn collateral is stored and held in the possession and on the premises of the Facilities and protected by adequate security measures.
     5.08. Schedule of Inventory and Schedule of Consumer Loans. The complete schedule of inventory, attached hereto as Schedule 2.01(b) and incorporated herein and schedule of outstanding Consumer Loans, attached hereto as Schedule 2.01(b) and incorporated herein are correct and complete in all respects.
     5.09. Deferred Deposit Loan Transactions. All Deferred Deposit Loans are current, lawful, bona-fide, third-party, arm’s length transactions. Each Seller has maintained a record, which is complete and accurate in all material respects, of the amount loaned, the lawful finance charge to accrue thereon, renewals or extensions. The Deferred Deposit Loan transactions of Sellers as recorded on its books, records, and computer system are true and accurate in all material respects and Sellers maintains all required documents and records related to such transactions.
     5.10. Auto Title Loan Transactions. All Auto Title Loans are current, lawful, bona-fide, third-party, arm’s length transactions. Each Seller has maintained a record, which is complete and accurate in all material respects, of the amount loaned, the lawful finance charge to accrue thereon, renewals or extensions, if any, an accurate description of the vehicle, a copy of the title, and all other necessary documents to perfect a security interest and collect on the loan. The Auto Title Loan transactions of Sellers as recorded on its books, records, and computer system are true and accurate in all material respects and Sellers maintains all required documents and records related to such transactions.
     5.11. Absence of Certain Changes. Since the date of the latest schedule of Inventory, attached hereto as Schedule 2.01(c) and incorporated herein and schedule of Consumer Loans, attached hereto as Schedule 2.01(b) and incorporated herein, Sellers have (a) owned and operated the Assets and the Business in the Ordinary Course of Business and consistent with past practice and there has not been any Material Adverse Effect; and (b) not been or become actually aware of any fact which has or could have an Material Adverse Effect after Closing.

     5.12. Absence of Undisclosed Liabilities. Except as identified in Schedule 5.12 attached hereto and incorporated herein, the Business has no Liability of any nature whatsoever (including any material Liabilities relating to or arising out of any act, omission, transaction, circumstance, sale of Products or services, state of facts or other condition that occurred or existed on or before the Closing, whether or not due or payable). The Business is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.
     5.13. Title to and Condition of Assets and Property. Except as set forth on Schedule 5.13 hereto and incorporated herein:
     (a) Sellers have good and marketable title to all Assets and, as of the Closing Date, such Assets will be free and clear of all Liens, except for the Permitted Encumbrances.
     (b) The fixed assets of the Business (i) are in good operating condition and repair, subject to ordinary wear and tear, (ii) are fit in all material respects for the purposes for which they are being used and are capable of being used in the Business as presently being conducted without present need for any material repair or replacement except in the ordinary course of the Business, and (iii) except for such exceptions as will not materially affect the conduct of the Business, conform in all material respects with all Applicable Laws. No material item of maintenance, replacement or repair has been deferred or neglected. Sellers are not aware that any fixed assets need immediate replacement or significant repair.
     (c) To Sellers’ Knowledge, no Hazardous Material in violation of any Environmental Law exists in any structure located on or under the surface of any of the Properties owned, leased or otherwise used by Sellers.
     (d) To Sellers’ Knowledge, none of the Properties of Sellers used in the Business has been damaged by any casualty or act of God which, singularly or in the aggregate, would have a Material Adverse Effect, or been subject to any condemnation proceedings.
     (e) To Sellers’ Knowledge, none of the Properties are situated within a designated flood plain.
     (f) To Sellers’ Knowledge, Sellers currently do not have any Threatened Claims or Proceedings involving any Claims with respect to the Assets or any of them against any Person relating to the Business.
     (g) Sellers have not received any notice from any governmental authority that the Facilities or any portion thereof is or will be subject to or affected by any condemnation or similar proceedings.
     (h) No notices or requests have been received by Sellers from any insurance company issuing any insurance policies affecting the Facilities which have not been complied with.

     (i) Sellers have disclosed to Purchaser any material construction defects affecting the foundation, roof, load-bearing structures and parking lot of the Facilities, except for any latent construction defects of which Sellers has no Knowledge.
     (j) There are sufficient parking spaces on the Facilities to comply with all City ordinances and zoning requirements applicable to the Facilities as it is presently used.
     5.14. Pawn Loan Principal Balance and Auto Title Loan Principal Balance. Sellers expressly represent that the total of the aggregate Pawn Loan Principal Balance and aggregate Auto Title Loan Principal Balance is not less than $6,500,000 as of the date of this Agreement and as of Closing.
     5.15. Inventory. Sellers expressly represents that the Inventory Valuation for the Business is not less than $1,800,000 as of the date of this Agreement and as of Closing.
     5.16. Investigation or Litigation. There is no Proceeding pending for which Sellers have been served with process or, to the Knowledge of Sellers, Threatened against, relating to or affecting Sellers, the Assets or the Business. Neither the Sellers, the Business, the Facilities nor the Assets are subject to any currently existing Proceeding by any Governmental Body or other Person. To the knowledge of the Sellers, there is no basis for the assertion of any Proceeding by any Governmental Body or any Person regarding any violation of any Environmental Law or any other Applicable Laws that would have a Material Adverse Effect on the operations of the Business.
     5.17. Employee Benefits. With respect to Sellers, the employee benefit schedule attached as Schedule 5.17 contains a list of any employee benefit plan, within the meaning of Section 3.(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which Sellers and/or any ERISA Affiliate (as defined below) maintains, to which Sellers contributes or ever has contributed, to which Sellers is or ever has been obligated to contribute, or under which any employee, officer or director of Sellers is provided an employee benefit, and each other arrangement, program or plan pursuant to which any benefit is or shall be provided to an employee, officer or director and Sellers, including those providing any form of medical, health and dental benefits, severance pay and benefits continuation, vacation pay, post retirement welfare, life, accident, disability, bonus deferred compensation, commission and payroll practices (collectively, the “Benefit Plans”). For purposes hereof, an “ERISA Affiliate” is any trade or business whether or not incorporated, that together with Sellers, would be deemed a “single employee” within the meaning of ERISA Section 4001 or affiliated with Sellers within the meaning of Section 4149(b), (c), (m) or (o) of the Code.
     5.18. Employees. Sellers has complied with all Applicable Laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining, health, safety and the payment of withholding, social security and other taxes relating to the Business. The employee schedule attached as Schedule 5.18 contains the names, title, date of hire, and current annual salary of all employees of Sellers relating to the Business as of the date hereof and showing separately for each such person the amounts paid or payable (on an annualized basis) as salary, bonus or other incentive payments for the current fiscal year.
     5.19. Taxes. All Taxes that are due and payable by Sellers, with respect to the Business, have been timely paid (and through the Closing will be timely paid), and Sellers have timely filed (and, through the Closing Date, will timely file) all Tax reports and returns required by Applicable Laws to be filed by them with respect to the Business. All such Tax reports and returns are true, complete and correct, with respect to the Business, in all material respects. Sellers are not delinquent in the payment of any Tax relating to the Assets and the Business. There is no Tax deficiency asserted against Sellers, with respect to the Assets or the Business, and there is no unpaid assessment, proposal for additional Taxes, deficiency or delinquency in the payment of any of the Taxes of Sellers relating to the Assets and the Business. There are no Tax Liens upon any of the Assets or any other properties or assets of Sellers relating to the Business (except for statutory liens for current Taxes not yet due) nor has notice been given of any event which could lead to any such Lien. No IRS, state or local audit, investigation or proceeding of Sellers is pending or threatened. All monies required for the payment of Taxes by any of Sellers relating to the Assets and the Business not yet due and payable with respect to the operations of Sellers through and including the Closing Date, have been accrued and entered upon the books of the Business. All monies required to be withheld by Sellers from employees, independent contractors, or others or collected from customers for income Taxes, social security and unemployment insurance Taxes and sales, excise and use Taxes with respect to the Business have been paid to the applicable Governmental Body. All accrued Taxes to be paid by Sellers to any Governmental Body with respect to the Business have been accrued and entered upon the books of Sellers. No Seller is currently the beneficiary of any extension of time within which to file any Tax return. No claim has ever been made by an authority in a jurisdiction where the Sellers does not file Tax returns that it is or may be subject to taxation by that jurisdiction. The Sellers have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. None of the assumed Liabilities is an obligation to make a payment that will not be deductible under Code Section 280G. Sellers are not a party to any Tax allocation or sharing agreement. Sellers have not been a member of an Affiliated Group filing a consolidated federal income Tax return and has no liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.
     5.20. Power of Attorney. Sellers have not granted any outstanding power of attorney with respect to the Business or the Assets.
     5.21. Investments in Competitors. Sellers do not own directly or indirectly any interest or have any investment or profit participation in any Person in Nevada that is a competitor or potential competitor of the Business.
     5.22. Solvency. Sellers are not now insolvent, nor will Sellers be rendered insolvent by the consummation of the Transactions. In addition, immediately after giving effect to the Transactions, (i) Sellers will be able to pay its debts as they become due, (ii) Sellers will not have unreasonably small capital and will not have insufficient capital with which to conduct its present or proposed business, and (iii) taking into account pending and Threatened litigation, final judgments against any of Sellers in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Sellers will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered). The cash available to Sellers, after taking into account all other anticipated uses of the cash of Sellers, will be sufficient to pay all such judgments promptly in accordance with their terms. As used in this Section only, “insolvent” means, for any Person, that the sum of the present fair saleable value of its assets does not and/or will not exceed its debts and other probable liabilities, and the term “debts” includes any legal liability, whether matured or unmatured, liquidated or unliquidated, absolute, fixed or contingent, disputed or undisputed or secured or unsecured.
     5.23. No Brokers. Sellers have not employed any broker, agent or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, and Sellers shall indemnify Purchaser from and against any and all brokerage claims arising through Sellers. This indemnity shall survive Closing.
     5.24. Leases. Sellers have delivered to Purchaser a true, correct and complete copy of each of the Leases (inclusive of all addenda, amendments, riders and exhibits thereto), and there are no other oral or written agreements, understandings or the like between each respective lessor (individually and collectively, the “Lessor”) and Sellers relating to such Facilities, and the Leases are all in full force and effect. The Sellers are the only lessee with respect to each such eleven (11) Facilities under the Leases and no other person or legal entity has any right to use or occupy such Facilities. Sellers’ interest in the Leases has not been assigned, mortgaged or encumbered in any way. The rent reflected in the Leases is accurate and has not been modified in any respect. There are no charges in arrears or unpaid and all rent is paid current under the Leases. No default exists under the terms of the Leases by either Lessor or Sellers and neither Lessor, to the Knowledge of Sellers, nor any Seller has committed any breach under the Leases.
     5.25. Environmental Matters. To the Knowledge of Sellers, with respect to the Business, the Facilities and the Assets:
     (a) The Assets, the Business and the Facilities comply with applicable Environmental Law;
     (b) Sellers have timely obtained all Permits and other Consents and has timely filed all reports and other documents required by applicable Environmental Law relating to the Business and the Facilities and all such Permits and Consents are in full force and effect and Sellers is in compliance therewith;
     (c) Neither any Seller nor any other Person has caused any Release, threatened Release or disposal of any Hazardous Material with respect to the Business and the Facilities;
     (d) Sellers have received no notice and is not aware of any violation (whether alleged or proven), claim, demand, litigation, proceeding or governmental investigation (whether pending or Threatened) arising from applicable Environmental Law relating to the Business, the Facilities, the Assets or Hazardous Materials which are or were present on or with respect to the Facilities; and
     (e) No Lien relating to any applicable Environmental Law or Hazardous Materials has attached to the Assets or the Facilities.
     5.26. Insurance. Sellers maintain insurance with respect to the Business, the Assets, and the Facilities. Sellers are in compliance with all requirements and provisions thereof. All such policies are in full force and effect.
     5.27. Franchise. Sellers have not sold, granted or devised to any Person a franchise or franchise opportunity under any applicable franchise law, including a “franchise business opportunity” as that term is defined in the Trade Regulation of Franchising promulgated by the Federal Trade Commission.
     5.28. Trade Secrets and Customer Lists. Sellers has the right to use, free and clear of any claims or rights of others, all of Sellers’ trade secrets and customer lists, subject to applicable privacy laws and policies of Sellers, as disclosed by Sellers.
     5.29. Structures, Buildings, and Improvements. To Sellers’ Knowledge, all structures, buildings, and improvements related to the Facilities are structurally sound, with no material defects, are in compliance with all applicable ordinances, laws, and codes, are in good operating condition, save ordinary wear and tear, and are adequate for conducting the Business.
     5.30. Disclosure. No representation or warranty of Sellers contained in this Agreement omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. No material event, transaction or information which has not been set forth in this Agreement has come to the attention of Sellers which could, as it relates to the Business, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sellers, the Business, the Facilities or the Assets.
     5.31. Relocation. The Parties acknowledge that Sellers are in the process of relocating the pawnshop located at 119 North 4th Street, Las Vegas, NV to the site located at 212 Las Vegas Blvd., Las Vegas, NV. Sellers and McCall warrant that the new location shall have a minimum square footage of 10,000 square feet for operation of a pawnshop business and all parking spaces allocated to the Business, which shall be a minimum of 25 parking spaces. The parties acknowledge that such relocation may be completed after Closing. Sellers and McCall agree to diligently pursue such relocation and to complete such relocation as soon as reasonably possible. Sellers and McCall further agree that all expenses associated with such relocation are to be paid by Sellers, regardless of whether or not such costs are incurred before or after the Closing.
ARTICLE 6
PURCHASER’S REPRESENTATIONS AND WARRANTIES
     Purchaser represents and warrants to Sellers that the following is true, correct and complete as of the date of this Agreement and will be true, correct and complete through and as of the Closing:

     6.01. Organization and Standing of Purchaser. Purchaser is an entity duly organized, validly existing, and in good standing under the laws of the state of Nevada, with power to own property and carry on its business as it is now being conducted.
     6.02. Authority Relative to this Agreement. Purchaser has full power and authority to execute, deliver and perform this Agreement (including execution, delivery and performance of the Operative Documents to which Purchaser is a party) and to consummate the Transactions, subject to the conditions to Closing set forth in this Agreement. The execution and delivery by Purchaser of this Agreement and the Operative Documents, and the consummation of the Transactions, have been duly and validly authorized in accordance with Applicable Laws. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.
     6.03. No Brokers. Purchaser has not employed any broker, agent or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions for which Sellers will be liable, and Purchaser shall indemnify Sellers against any and all broker’s claims that may arise through Purchaser.
     6.04. Purchaser’s Financial Capability. Purchaser now has and on the Closing Date will have the financial capability to pay to Sellers the Purchase Price.
ARTICLE 7
COVENANTS
     7.01. Pre-Closing Covenants of Sellers. Sellers covenants with Purchaser that from and after the date of this Agreement until the Closing Date, Sellers will:
     (a) Business Operations. Operate the Business and conduct activities (including activities related to Taxes) in the Ordinary Course of Business not introduce any material new method of management, operation, or accounting.
     (b) Maintenance of Assets and Properties. Maintain all Assets in as good a state of operating condition and repair as they are on the date of this Agreement, except for ordinary depreciation, wear, and tear.
     (c) Absence of Liens. Not sell, pledge, lease, mortgage, encumber, dispose of, or agree to do any of these acts regarding any of the Assets, other than sale or disposition in the Ordinary Course of Business, without the prior written approval of Purchaser.
     (d) Maintain Insurance. Keep in force all existing policies of insurance, or comparable replacement policies of insurance, covering Sellers’ Business, Properties, and the Assets. It is agreed that Sellers shall be entitled to cancel all such insurance on the first business day following Closing.

     (e) Performance of Obligations. Perform all of Sellers’ obligations and not make any material amendment to such obligations under all agreements relating to or affecting Sellers’ customers, Business, Properties, and the Assets.
     (f) Notification of Litigation. Promptly notify Purchaser in writing of any outstanding or Threatened claims, legal, administrative, or other Proceeding, or Orders against or involving Sellers that could adversely affect the Transactions contemplated by this Agreement.
     (g) Operating Agreements. Not modify, amend, cancel, or terminate any of the Operating Agreements for which Purchaser has notified Sellers that Purchaser desires to assume (provided that Sellers shall not be obligated to renew any Operating Agreements that expire in accordance with their terms). Prior to the Closing, Sellers may cancel (or modify to exclude or eliminate the Assets and Business therefrom) all Operating Agreements which Purchaser has not agreed to assume.
     (h) Preservation of Business. Use Sellers’ best efforts to preserve the Business intact, to keep available to Purchaser the services of the present employees of Sellers (provided that Purchaser is not obligated to hire any employees of Sellers), and to preserve for Purchaser the goodwill of the suppliers, customers and others having business relations with Sellers.
     (i) Inventory of Assets. Cooperate with Purchaser in connection with Purchaser’s performance of Audits at the Facilities commencing within three (3) days prior to Closing.
     (j) Assistance with Employment. Cooperate with and assist Purchaser in the negotiation of any employment agreements with employees of Sellers, if any, which Purchaser may determine in its sole and absolute discretion, are necessary and key for Purchaser to retain after the Closing for the ongoing operations of the Business. Notwithstanding the foregoing, Purchaser shall have, and is under, no obligation to retain, hire, or assume any of Sellers’ employees.
     (k) Exclusive Dealing. Sellers covenants and agrees that, until the Closing:
     (i) Neither Sellers nor any officers, directors, Affiliates, employees, managers, members, representatives or agents for Pawn Plus shall (a) directly or indirectly solicit, initiate or participate in any way in discussions or negotiations with, provide any nonpublic information or assistance to or enter into any agreement with, any person or group of persons (other than Purchaser, its Affiliates or its representatives) concerning (i) any acquisition of Sellers, any securities of Sellers or any part of the assets or properties of Sellers outside of the Ordinary Course of Business of Sellers or (ii) any merger, consolidation, liquidation, dissolution, or similar transaction involving Sellers, or (b) assist or participate in, facilitate or encourage any effort or attempt by any other person to do or seek to do any of the foregoing.

     (ii) Each Seller will promptly provide Notice to Purchaser if it is approached with respect to, or otherwise made aware of, any such solicitation, discussions or inquiries.
     (l) Purchaser’s Securities. Neither Sellers, nor any of Sellers’ officers, directors, shareholders, managers, or members shall directly or indirectly trade in the securities of Purchaser or Purchaser’s Affiliates.
     7.02. Preclosing Covenant of Purchaser; Purchaser’s Application for Permits. Purchaser will promptly apply for and diligently pursue all Permits necessary to operate the Business as soon as practicable. If Purchaser fails to close its purchase of the Assets pursuant to this Agreement, Purchaser will promptly cancel all related Permit applications.
     7.03. Investigation of Business and Properties. Sellers agree to allow and cooperate with Purchaser to make or cause to be made such investigation of the Business and Assets of Sellers and of their financial and legal condition as appropriate or advisable to familiarize itself therewith. Sellers agrees to furnish Purchaser and its employees, officers, agents, investment bankers, accountants, counsel and other representatives with all business records, financial records, operating information, tax returns, working papers, files, memoranda of its public accountants and other data and information concerning the Business and the Assets and commitments of Sellers with respect to the Business and the Assets as Purchaser shall from time to time reasonably request and will afford Purchaser and its employees, officers, accountants, attorneys, agents, investment bankers and other authorized representatives access to review such documents and their books and records regarding the Assets and the Business and will be given opportunity to ask questions of, and receive answers from, representatives of Sellers with respect to such matters.
     7.04. Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all commercially reasonable efforts to do all things necessary, proper or advisable under Applicable Laws and regulations to consummate and make effective the Transactions contemplated by this Agreement, the Operative Documents, including the obtaining of all Consents and Orders by any Governmental Body or other Person required in connection therewith and initiating or defending any legal action that is necessary or appropriate to permit the Transactions to be consummated. At any time after the Closing Date, if any further action is necessary, proper or advisable to carry out the purposes of this Agreement, then, as soon as is reasonably practicable, each party to this Agreement shall take, or cause its proper officers to take, such action. Each party hereto further agrees to cooperate fully with the other party after the consummation of the Transactions for the purpose of providing Purchaser with the information and access to information necessary to ensure Purchaser with a reasonably smooth transition into the ownership of the Business. No party to this Agreement shall take or cause to be taken any action that would cause the representations or warranties expressed herein to be untrue or incorrect on the Closing Date. Sellers and McCall shall provide transitional assistance to Purchaser after the Closing Date as reasonably necessary for Purchaser to operate the Business and in a manner mutually agreed upon by the Parties. The post-closing obligations of this paragraph shall survive the Closing.

     7.05. Agreement Regarding Brokers. Each party agrees that it will pay or dispute, and hold the other party harmless from, any claims of brokers or others for finder’s or brokerage fees asserted as a result of representations by such party to such brokers or others, regardless of whether the existence of such brokers or others are disclosed herein.
     7.06. Notice. Sellers shall promptly give Notice to Purchaser upon becoming aware of the occurrence or failure to occur, or of any event that would cause or constitute, any of its representations or warranties being or becoming untrue or any of its covenants being breached.
     7.07. Money, Mail, Etc. Purchaser, on the one hand, and Sellers, on the other hand, each further agree from and after the Closing Date to promptly deliver to the other any monies, checks or other instruments of payment to which the other party is entitled hereunder (including any monies related to the accounts receivable of Sellers), together with a reasonable accounting therefor. Purchaser, on the one hand, and Sellers, on the other hand, each agree to promptly deliver to the other the original of any mail or other communication received by such party after the Closing Date which should properly be the property of the other.
     7.08. Consulting Agreement. On or before Closing, Sellers shall cause McCall to and McCall shall enter into a consulting agreement with Purchaser, which consulting agreement will be in the same form and substance as that attached hereto as Schedule 7.09 and incorporated herein by reference, to be contingent upon closing the Transactions in such form and effect reasonably acceptable to Purchaser (the “Consulting Agreement”). By virtue of his execution of this Agreement, McCall hereby agrees to enter into such Consulting Agreement.
     7.09. Right of First Offer. On or before Closing, McCall and Sellers shall cause Sellers’ Affiliate companies, owners of pawnshop businesses in Arizona, to grant Purchaser or its designee a right of first offer for the purposes of such pawnshop businesses in Arizona, which shall be in the same form and substance as that, attached hereto in Schedule 7.10 and incorporated herein by reference (the “Right of First Offer Agreement”). Such Right of First Offer Agreement shall include existing Arizona pawnshop businesses, as well as all future pawnshop businesses in the State of Arizona owned by, controlled by, or under common control or ownership of, whether directly or indirectly, McCall, Sellers, or Affiliates of Sellers.
     7.10. Office Space. Purchaser shall allow McCall to maintain his existing office space presently located at 3010 S. Valley View Blvd., Las Vegas, NV 89102 while McCall diligently obtains suitable office space, but in no event for a period greater than for ninety (90) days after the Closing Date.
     7.11. Registration Statement. The EZCORP Stock to be delivered to the Sellers pursuant to Section 2.03(b) will, at closing, constitute “restricted securities” as that term is defined by Rule 144(a)(3) promulgated by the Securities and Exchange Commission (17 C.F.R. §230.144(a)(3). Except for restrictions on transfer imposed by federal and state securities laws, the EZCORP Stock shall be subject to no other restrictions on transfer. EZCORP shall prepare and file a registration statement with the SEC as soon as practicable after the Closing, but in no event later than five business days after the Closing, covering the resale of all of the EZPW Stock delivered to the Sellers pursuant to Section 2.03(b). EZCORP will use its best commercial efforts to obtain effectiveness of the registration statement as soon as possible. Once the registration statement is effective, the EZCORP Stock to be delivered to the Sellers pursuant to 2.03(b) will no longer constitute “restricted securities” as that term is defined in 17 C.F.R. §230.144(a)(3). All expenses incident to EZCORP’s performance of or compliance with this Section, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for EZCORP and other Persons retained by the Company, will be borne by EZCORP.
ARTICLE 8
CONDITIONS TO PURCHASER’S OBLIGATION TO CLOSE
     The obligation of Purchaser to Close under this Agreement is subject to each of the following conditions (any one of which may, at the option of Purchaser, be waived by Purchaser) existing on the Closing Date, or such earlier date as the context may require.
     8.01. Representations and Warranties. Each of the representations and warranties of Sellers in this Agreement, the disclosures contained in the exhibits and schedules, to this Agreement, and any amendment thereto, and all other information delivered under this Agreement shall be true in all material respects at and as of the Closing Date as though each representation, warranty, and disclosure were made and delivered at and as of the Closing Date.
     8.02. Compliance With Conditions. Sellers shall comply with and perform all agreements, covenants, and conditions in this Agreement that are required to be performed and complied with by each of them before or coincident with the Closing.
     8.03. No Proceedings or Violations. No Proceeding, legal or administrative, by any Governmental Body or Person relating to any of the Transactions contemplated by this Agreement shall be overtly Threatened or commenced and no violation of Applicable Laws shall have occurred with respect to the Business, the Assets or the Facilities that, in the reasonable discretion of Purchaser and its counsel, would prohibit or materially impair Purchaser from Closing this Transaction.
     8.04. Leases. Sellers shall have caused Lessors to enter into lease agreements or lease assignments (“Lease Assignments”) with Purchaser and shall have delivered to Purchaser such lease agreements or Lease Assignments the terms of which shall be for a minimum of five years from the Closing Date with at least an additional two five-year options to extend. The lease rates for such agreements or assignments shall be at no more than the lease rates disclosed by Sellers to Purchaser on Schedule 8.04(a) hereto and incorporated herein by reference. Purchaser is aware that certain of the Properties are owned by Persons not affiliated with McCall or Sellers (referred to in this section 8.04 as the “Third Party Landlords”). In the event that Sellers fail to cause such Third Party Landlords to enter into the lease agreements or Lease Assignments with Purchaser in accordance with this Section 8.04, Purchaser’s sole and exclusive remedy shall be to Terminate this Agreement pursuant to Section 11.15. The leases for properties owned directly or indirectly by McCall shall be in substantially the same form and substance as those in Schedule 8.04(b) hereto.

     8.05. Permits. Purchaser shall have received all necessary Permits and shall have obtained all necessary Consents to operate the Business and the Facilities.
     8.06. Opinion of Counsel. Purchaser shall have received an opinion of counsel (the “Opinion of Counsel”) to the Sellers in connection with this Agreement, dated as of the Closing Date, and in such form as the Opinion of Counsel attached hereto as Schedule 8.06 and incorporated herein by reference.
     8.07. Sellers’ Closing Certificate. Sellers shall have delivered to Purchaser a Closing Certificate (the “Sellers’ Closing Certificate”) dated the Closing Date signed by an officer of Sellers to the effect that the conditions in Sections 8.01, 8.02 and 8.03 have been satisfied.
     8.08. Sellers’ Authority Certificates. Sellers shall have delivered to Purchaser an officer’s certificate dated the Closing Date signed by an officer of Sellers certifying to (a) the due adoption by the board of directors and shareholders or the managers and members (as the case may be) of Sellers of resolutions reasonably satisfactory to the Purchaser approving the execution and delivery of this Agreement, the Operative Documents and the consummation of the Transactions, (b) the incumbency of the officers of Sellers executing this Agreement and any of the Operative Documents, and (c) such other matters as Purchaser may reasonably request.
     8.09. Operative Documents and Other Closing Documents. Sellers shall have executed and delivered (or shall have caused the execution and delivery by its applicable Affiliate of) the Operative Documents to be delivered by Sellers (or its applicable Affiliate) to Purchaser and all other documents required to be delivered by Sellers to Purchaser under Section 10.01.
ARTICLE 9
CONDITIONS TO SELLERS’ OBLIGATION TO CLOSE
     The obligation of Sellers to Close under this Agreement is subject to each of the following conditions (any one of which, at the option of Sellers, may be waived in writing by Sellers) existing on the Closing Date.
     9.01. Corporate Action. All corporate action necessary to consummate the transactions contemplated in this Agreement shall be properly taken by Purchaser.
     9.02. Compliance With Conditions. Purchaser shall comply with and perform all agreements, covenants, and conditions in this Agreement that are required to be performed and complied with by Purchaser before or coincident with the Closing.
     9.03. No Proceedings or Violations. No Proceeding, legal or administrative, by any Governmental Body or Person relating to any of the Transactions contemplated by this Agreement shall be overtly Threatened or commenced and no violation of Applicable Laws shall have occurred with respect to the Business, the Assets or the Facilities that, in the reasonable discretion of Sellers and their counsel, would prohibit or materially impair Sellers from Closing the Transactions.

     9.04. Purchaser’s Authority Certificate. Purchaser shall have delivered to Sellers an Officer’s Certificate dated the Closing Date signed by an officer of Purchaser certifying to (a) the due adoption by the Board of Directors of Purchaser of resolutions reasonably satisfactory to Sellers approving the execution and delivery of this Agreement, the Operative Documents and the consummation of the Transactions, and (b) the incumbency of the President, Secretary and other officers of Purchaser executing this Agreement and any of the Operative Documents.
ARTICLE 10
PARTIES’ OBLIGATIONS AT THE CLOSING
     10.01. Sellers’ Obligations at the Closing. At the Closing, Sellers shall execute, if appropriate, and shall deliver to Purchaser:
     (a) A Bill of Sale and Assignment in a form acceptable to Purchaser sufficient to convey to Purchaser all rights, title, and interest in and to all of the Assets being sold to Purchaser under the terms of this Agreement (the “Bill of Sale”);
     (b) An assignment of agreement regarding the Operating Agreements which Purchaser has agreed to, if any; listed on Schedule 2.01(e).
     (c) Lease agreements or lease assignment agreements for all of the Facilities;
     (d) The Sellers’ Closing Certificate;
     (e) A certification in a form to be provided or approved by Purchaser, signed by Sellers under penalties of perjury, containing the information required under Code Sections 807 and 1445 and the Treasury Regulations promulgated thereunder, including without limitation, the following: (i) Sellers’ U.S. Taxpayer Identification Number; (ii) the address of Sellers; and a statement that Sellers are not a foreign persons within the meaning of Sections 1445 and 7701 of the IRC (i.e., Each Seller is not a nonresident alien, foreign corporation, foreign partnership, foreign trust or foreign estate, as those terms are defined in the Code and applicable regulations);
     (f) The Opinion of Counsel;
     (g) All of Sellers’ records and other documentation in the possession of Sellers necessary to operate and to use all Assets being sold to Purchaser in this Agreement;
     (h) The Consulting Agreement;
     (i) The Right of First Offer Agreement;
     (j) Sellers’ authority certificates specified in Section 8.08 hereof;
     (k) The Assets, subject only to the Permitted Encumbrances;

     (l) Such other documents as are reasonably required to consummate the Transaction.
     10.02. Purchaser’s Obligations at Closing. At the Closing, Purchaser shall and deliver:
     (a) A certified or cashier’s check or wire transfer of funds (i) in the amount of $16,240,000 (less or plus credits and adjustments, as specified herein) payable to Sellers as the Closing Cash Consideration for the Assets (ii) in the amount of $10,000 payable to ASAP Auto Pawn, Inc. as consideration for the Right of First Offer Agreement; (iii) in the amount of $1,000,000 to an separately segregated account as Holdback Funds as specified herein;
     (b) EZPW Stock valued at $17,250,000 as determined by the closing price of EZPW Stock as of close of market the day before the Closing Date;
     (c) Purchaser’s authority certificate specified in Section 9.04 hereof;
     (d) Lease agreements or lease assignment agreements for all of the Facilities; and
     (e) Such other documents as are reasonably required to consummate the transactions contemplated hereby.
     10.03. Contingencies. This agreement is contingent upon the satisfaction of the following conditions:
     (a) Conveyance of the Assets to Purchaser or its permitted assigns unencumbered and exclusive of any and all liabilities, known or unknown, of Sellers or any related party, other than a Permitted Encumbrance;
     (b) Execution and delivery of assignments of the Leases and any other contracts approved and accepted by Purchaser for the Business.
     10.04. Payment of Expenses. Sellers shall pay at or prior to Closing all sums owed to suppliers, vendors, contractors and any other third parties pertaining to the Business and the Assets incurred prior to the Closing, including all amounts owing under the Operating Agreements. Ad valorem taxes (if any), personal property taxes, charges and assessments, utility charges and other operating expenses pertaining to the Business and the Facilities shall be prorated at the Closing, effective as of the Closing Date, based upon actual days involved, with amounts attributable to the period ending on the Closing Date to be the responsibility of Sellers and amounts attributable to the period beginning after the Closing Date to be the responsibility of Purchaser. All other income and ordinary operating expenses for or pertaining to the Business and the Facilities, including, but not limited to, public utility charges, percentage rent under the Lease based on each party’s sales from such leased location, and all other normal operating charges of the Facilities, shall be prorated at Closing effective as of the Closing Date. All of Sellers’ insurance policies covering casualty or liability losses at the Facilities will be canceled at Closing and Purchaser will be responsible thereafter. All maintenance and service contract expenses (whether or not service is continued by Purchaser) and utility charges shall be determined to the date of the Closing and paid by Sellers to the extent such charges and expenses are ascertainable on the Closing Date. If such charges and expenses are unavailable on the Closing Date, a readjustment shall be made within thirty (30) days following the availability of meter readings and accurate bills and figures. Should the actual amounts of any proration items differ from the amounts utilized at Closing, the parties shall make a readjustment within thirty (30) days of the discovery of any such difference. In connection with the proration of ad valorem taxes (if any) and assessments, in the event that actual figures for the year of Closing are unavailable on the Closing Date, an estimated proration shall be made utilizing figures from the preceding year, with said proration to be adjusted in cash between the parties, based on actual taxes and assessments for the year of Closing, at the time such actual taxes and assessments are determined and available.
     10.05. Transaction Expenses. Sellers shall be responsible for the payment of all items herein agreed to be paid by Sellers. Purchaser shall be responsible for the payment of all items herein agreed to be paid by Purchaser, including without limitation, the payment of (i) all costs and expenses related to Purchaser’s due diligence, inspections and investigations pursuant hereto and (ii) all recording fees. Each party shall pay its own Transaction Expenses. In the event of termination of this Agreement, the obligation of each party to pay its own Transaction Expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.
ARTICLE 11
GENERAL PROVISIONS
     11.01. Intellectual Property. Sellers grants to Purchaser the unrestricted right to use in Nevada in substantially the same manner as Sellers is using in the Ordinary Course of the Business the trade name, trademarks, service marks, assumed and fictitious names, copyrights, pawn and deferred deposit operating software which Sellers owns or has a valid right or license to use. Purchaser acknowledges that Sellers own and may use in states other than Nevada any of the following names: Pawn Plus, USA Pawn & Jewelry Co., ASAP Pawn, ASAP Loans and Pawn Place. Sellers further acknowledge that ASAP Auto Pawn, Inc and Instant Auto Sales LLC shall continue to operate in Nevada the sale of motor vehicles and financing thereof, but not in the Pawn Loan, Deferred Deposit Loan, or Auto title Loan businesses.
     11.02. Survival of Representations, Warranties, and Covenants. The representations, warranties, covenants, and agreements of the parties contained in this Agreement or contained in any writing delivered pursuant to this Agreement shall survive the Closing.
     11.03. Notices. All notices, demands, or other communications of any type (herein collectively referred to as “Notices” or univocally as “Notice”) given by the Sellers to the Purchaser or by the Purchaser to the Sellers, whether required by this Agreement or in any way related to the Transaction contracted for herein, shall be void and of no effect unless given in accordance with the provisions of this Section 11.03. All Notices shall be in writing and delivered to the person to whom the notice is directed, either (a) by telephonic facsimile communication, with proof of successful transmission, (b) by United States Mail, as a registered or certified item, return receipt requested or (c) nationally recognized overnight or local courier service. Any of the Notices may be delivered by the parties hereto or by their respective attorneys. Any notice delivered by telephonic facsimile communication shall be deemed effective the same day it is transmitted if by 5:00pm Austin, Texas time, and the following day if after 5:00pm. Notices delivered by overnight or local courier shall be effective upon receipt. Notices delivered by registered or certified mail shall be deemed effective two (2) days after being deposited in a post office or other depository under the care or custody of the United States Postal Service, enclosed in a wrapper with proper postage affixed, with return receipt requested, or on the date of refusal to accept delivery of the notice, and addressed as follows:

If to Sellers:	Mr. Craig McCall
3010 S. Valley View Blvd
Las Vegas, NV 89102
Fax: (702) 248-9087

With copy to:	Marquis & Aurbach
Attention: Phil S. Aurbach, Esq.
10001 Park Run Drive
Las Vegas, NV 89145
Fax: (702) 382-5186

If to Purchaser:	EZPAWN Nevada, Inc.
Attn: General Counsel
1901 Capital Parkway
Austin, TX 78746
Fax: (512) 314-3463

With copy to:	Strasburger & Price, LLP
Attn: James T. Cameron
600 Congress Avenue, Suite 1600
Austin, TX 78701
Fax: (512) 499-3660
Either party hereto may change the address for notice specified above by giving the other party five (5) days advance written notice of such change of address.
     11.04. Assignment of Agreement. This Agreement shall be binding on and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. This Agreement may not be assigned by either party without the prior written consent of the other party, and any attempt to make any such assignment without consent is void.
     11.05. Governing Law. This Agreement and the exhibits, schedules, and other attachments hereto are performable in Clark County, Nevada and shall be construed and governed by the laws of the State of Nevada.
     11.06. Amendments; Waiver. This Agreement may be amended only in writing by the mutual consent of all of the parties, evidenced by all necessary and proper corporate authority. No waiver of any provision of this Agreement shall arise from any action or inaction of any party, except an instrument in writing expressly waiving the provision executed by the party entitled to the benefit of the provision.
     11.07. Entire Agreement. This Agreement, together with any documents and exhibits given or delivered pursuant to this Agreement, constitutes the entire agreement between the parties to this Agreement. No party shall be bound by any communications between them on the subject matter of this Agreement unless the communication is (a) in writing, (b) bears a date contemporaneous with or subsequent to the date of this Agreement, and (c) is agreed to by all parties to this Agreement. On execution of this Agreement, all prior agreements or understandings between the parties shall be null and void, including that certain letter of intent between Sellers and Purchaser dated July 23, 2008 except as provided therein.
     11.08. Sales and Transfer Taxes. Sellers shall be responsible for and pay all sales, transfer, deed, duties, stamp and other similar taxes and transfer and recording fees applicable to the Transactions contemplated by this Agreement.
     11.09. Confidentiality and Non-Circumvention. Purchaser and Sellers agrees that they will not disclose or in any way furnish any information relating or made available pursuant to this Agreement whatsoever, including but not limited to the amount of the Purchase Price and the terms and conditions of payment thereof to any other person or entity, nor shall they authorize, permit or in any way aid in such disclosure, except (i) in response to legal process not initiated by, on behalf of, or on advice of the party from which the information is sought or persons or attorneys acting on behalf of said party, or (ii) to the extent disclosure is required for tax purposes, or (iii) to the extent disclosure is required to be made in financial statements or to a court or other governmental entity, or (iv) to individuals or entities providing legal, accounting, tax or financial advice to a party, or (v) to financing sources, potential or otherwise, or (vi) to the extent reasonably necessary to (a) enforce any of the agreements and covenants contained in this Agreement or (b) enforce or enjoy any other rights or remedies. In the event that the Transactions contemplated by this Agreement does not Close for any reason, Purchaser agrees, on behalf of itself, its agents and permitted assigns, that it shall not, directly or indirectly, interfere or attempt to interfere with the Sellers, the Assets, the Business, the Facilities, the Properties, or any Affiliates of Sellers and Purchaser shall not, without the express written consent of the Sellers, solicit customers of Sellers through customer lists or other information made available to the Purchaser by the Sellers during the course of the negotiation of this Agreement and the Transactions contemplated herein, or that certain letter of intent between Sellers and Purchaser dated July 23, 2008. Notwithstanding anything to the contrary, Sellers and Purchaser acknowledge that advertisements, mailings, publications or other solicitations of general circulation and/or developed independently of any information furnished by Sellers are not in violation of this paragraph
     11.10. Risk of Loss. Risk of all loss, destruction, or damage to the Assets, the Business or the Facilities, or any portion thereof, from any and all causes whatsoever until the Closing shall be borne by joint and severally Sellers. In the event that any portion of the Assets, the Business or the Facilities are damaged by fire or other casualty, or all or any portion of the Assets, the Business or the Facilities is condemned or taken by eminent domain by any competent authority for any public or quasi-public use or purpose, or preliminary steps in such condemnation for eminent domain proceedings shall have been taken before the Closing Date,

Sellers shall give immediate notice thereof to Purchaser. In such event, Purchaser, at its option, may either terminate this Agreement by written notice to Sellers within ten (10) days after Purchaser has received the notice referred to above or at the Closing, whichever occurs first. In the event that Purchaser fails to so terminate this Agreement as aforesaid, then the Closing shall take place as provided herein with abatement of the Purchase Price only to the extent that any insurance proceeds are paid or payable to any third parties other than Sellers or Purchaser, and Sellers shall assign to Purchaser at Closing all of the rights and interests of Sellers in and to any insurance proceeds or condemnation awards which may be paid or payable to Sellers on account of any such occurrence; provided, however, that Sellers shall pay to Purchaser in cash at Closing a sum equal to any amounts which are deductible under any existing insurance policies applicable to such occurrence.
     11.11. Indemnification.
     (a) Indemnification by Sellers and McCall. Sellers and McCall will joint and severally indemnify and hold harmless Purchaser and its Affiliates, subsidiaries, shareholders, officers, directors, employees, agents, successors, and assigns for any Damages incurred by Purchaser arising from:
     (i) Any breach of any representation or warranty made by any Seller or McCall in this Agreement constituting a Material Adverse Effect;
     (ii) Any breach by any Seller or McCall of any covenant or obligation of any Seller or McCall in this Agreement constituting a Material Adverse Effect; and
     (iii) Any Liability arising out of the conduct of the Business and/or the ownership of the Assets prior to the Closing.
     (b) Purchaser’s Indemnification. Purchaser will indemnify and hold harmless Sellers and its Affiliates, subsidiaries, shareholders, officers, directors, employees, agents, successors, and assigns for any Damages incurred by Sellers arising from:
     (i) Any breach of any representation or warranty made by Purchaser in this Agreement;
     (ii) Any breach by Purchaser of any covenant or obligation of Purchaser in this Agreement; and
     (iii) Any Liability arising out of the conduct of the Business and/or the ownership of the Assets on or after the Closing.
     (c) Limits on Indemnification. The indemnified party shall not be entitled to assert a claim for recovery to the extent such claim was actually paid by insurance. Any indemnification hereunder shall be net of any insurance proceeds realized and any tax benefit attributable to such claim.

     11.12. Sellers’ Environmental Indemnification. Sellers agree to joint and severally indemnify, defend, and hold harmless Purchaser from all claims (including notices, information requests, demands, lawsuits, administrative proceedings, orders, cost recovery actions, contribution actions, enforcement actions) and Damages (a) arising out of or due to any misrepresentations in or breach of the representations or warranties of Sellers in Section 5.28 (Environmental Matters) hereof, and (b) to the extent they arise from, either directly or indirectly, conditions that existed or events that occurred on or prior to the Closing Date and which are caused by or result from in any way (i) the presence, Threatened Release or Release of Hazardous Materials at, on, from, beneath or about the Assets or any Properties; (ii) the alleged or actual violation of any Environmental Law related to the Assets or any of the Properties; or (iii) the generation, handling, transportation, treatment, storage or disposal of Hazardous Materials in, on or under the Assets.
     Notwithstanding anything to the contrary in this Agreement, Purchaser does not waive and expressly retains all claims and causes of action it now has, or in the future may have, against Sellers under Environmental Law, including claims for contribution.
     11.13. Indemnification if Negligence of Indemnitee; No Waiver of Rights or Remedies. THE INDEMNIFICATION PROVIDED IN SECTION 11.11 WILL BE APPLICABLE WHETHER OR NOT THE SOLE, JOINT, OR CONTRIBUTORY NEGLIGENCE OF THE INDEMNIFIED PARTY IS ALLEGED OR PROVEN. THE PARTIES AGREE THE PRECEDING SENTENCE IS COMMERCIALLY CONSPICUOUS. Each indemnified party’s rights and remedies set forth in this Agreement will survive the Closing and will not be deemed waived by such indemnified party’s consummation of the Transactions and will be effective regardless of any inspection or investigation conducted, or the awareness of any matters acquired (or capable or reasonably capable of being acquired), by or on behalf of such indemnified party or by its directors, officers, managers, employees, or representatives or at any time (regardless of whether notice of such knowledge has been given to indemnitor), whether before or after the Effective Date or the Closing Date with respect to any circumstances constituting a condition under this Agreement, unless any waiver specifically so states.
     11.14. Employees of Sellers. Sellers acknowledges that Purchaser is under no legal obligation to employ any personnel presently employed by Sellers at the Facilities and that Purchaser shall not assume any obligation of Sellers to such employees, including, without limitation, any COBRA obligations. Purchaser may offer employment to such persons currently employed by Sellers with respect to the Business as Purchaser in its sole discretion shall determine. Purchaser shall have the absolute right to establish all terms and conditions of employment, including wages, benefits and benefit plans, for any employees of Sellers to whom it chooses to make an offer of employment to be employed by Purchaser. All such offers of employment shall be on the terms and conditions established by Purchaser and shall be contingent upon employment commencing with Purchaser. Sellers agrees not to discourage any such individuals who are offered employment by Purchaser from accepting employment with Purchaser, and in fact Sellers agrees to cooperate with and assist Purchaser with the negotiation of any employment agreements.

     11.15. Access prior to Closing Date. During the time period between execution of that certain letter of intent by Sellers and Purchaser on July 23, 2008 until the termination of this Agreement, Sellers will afford Purchaser access, in a manner mutually agreed upon by the Parties to Sellers’ personnel, properties, contracts, books, records, and all other documents and data. Sellers will provide access to its employees prior to the Closing Date, in a manner mutually agreed upon by the Parties, for Purchaser to discuss job opportunities with Sellers’ employees. Sellers will fully cooperate in good faith with Purchaser in all aspects of Purchaser’s evaluation, interviewing, and other analyses of Sellers’ employees.
     11.16. Termination. This Agreement may, by Notice given prior to or at the Closing, be terminated:
     (a) By either Purchaser or Sellers if a material breach of any provision of this Agreement has been committed by the other party and such breach has not been waived or cured within ten (10) days after written notice of such breach has been provided to the breaching party by the non-breaching party;
     (b) By Purchaser if any of the conditions in Article 7.01 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Purchaser to comply with its obligations under this Agreement) and Purchaser has not waived such condition on or before the Closing Date;
     (c) By Sellers if any of the conditions in Article 7.02 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Sellers to comply with its obligations under this Agreement) and Sellers have not waived such condition on or before the Closing Date;
     (d) By Sellers if any of the conditions in Article 9 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Sellers to comply with their obligations under this Agreement) and Sellers have not waived such condition on or before the Closing Date;
     (e) By Purchaser if any of the conditions in Article 8 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Purchaser to comply with their obligations under this Agreement) and Purchaser has not waived such condition on or before the Closing Date;
     (f) By Purchaser on or before October 15, 2008, if Purchaser determines as the result of its due diligence review, not to proceed with the Transaction;
     (g) By mutual written consent of Purchaser and Sellers;
     (h) By either Purchaser or Sellers if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before November 30, 2008, or such later date as the parties may agree upon.

     Each party’s right of termination under this Section 11.15 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 10.05 and 11.09 hereof will survive; provided, however, that if this Agreement is terminated by a party because of the breach of the Agreement by the other party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.
     11.17. Remedies. All remedies of the parties provided herein shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other remedies available to the parties, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained herein, and every remedy given herein or by law to any party hereto may be exercised from time to time and as often as shall be deemed expedient, by such party.
     11.18. Arbitration. If Sellers and Purchaser are unable to resolve a dispute arising out of or relating to this Agreement or any agreements relating hereto, including a claim based on or arising from an alleged tort, through good faith negotiation, then such dispute shall be referred to non-binding mediation before a mediator acceptable to both sides, provided, however, a dispute relating to infringement of intellectual property rights or confidentiality shall not be subject to this provision.
     Any controversy or claim, other than those specifically excluded, between or among Sellers and Purchaser not resolved under the preceding provision, shall at the request of Sellers or Purchaser be determined by arbitration. The arbitration shall be conducted by one independent arbitrator who shall be a retired judge or attorney practicing in the areas of commercial law. The Arbitration shall be held in Clark County, Nevada in accordance with the United States Arbitration Act (Title 9, U. S. Code), notwithstanding any choice of law provision in this Agreement, and under the auspices and the Rules of Practice and Procedure for the Arbitration of Commercial Disputes of the Judicial Arbitration and Mediation Service, Inc./Endispute, Inc. (“JAMS/Endispute”) then in effect. If JAMS/Endispute is unable or legally precluded from administering the arbitration, then it shall be conducted under the auspices and Commercial Arbitration Rules of the American Arbitration Association. Sellers and Purchaser may each serve a single request for production of documents. If disputes arise concerning these requests, the arbitrators shall have sole and complete discretion to determine the disputes. The arbitrator shall give effect to statutes of limitation in determining any claim, and any controversy concerning whether an issue is arbitrable shall be determined by the arbitrator. The arbitrator shall follow the law in reaching a reasoned decision and shall deliver a written opinion setting forth findings of fact, conclusions of law and the rationale for their decision. The arbitrator shall reconsider the decision once upon the motion and at the expense of a party to the arbitration. Any confidentiality and non-circumvention provisions of this Agreement shall apply to the arbitration proceeding, all evidence taken, and the opinion, which shall be confidential information of both Sellers and Purchaser. Judgment upon the decision rendered by the arbitrator may be entered in any court having jurisdiction.

     No provision of this Section shall limit the right of Sellers or Purchaser to obtain provisional or ancillary remedies from a court of competent jurisdiction before, after, or during the pendency of any arbitration. The exercise of a remedy does not waive the right of either Sellers or Purchaser to resort to arbitration. The institution and maintenance of an action for judicial relief or pursuit of a provisional or ancillary remedy shall not constitute a waiver of the right of either Sellers or Purchaser to submit the controversy or claim to arbitration if the other party contests such action for judicial relief.
     If either Sellers or Purchaser commences legal or arbitral proceedings to enforce the provisions of this Agreement, the prevailing party, as determined by the court or arbitrators, shall be entitled to recover, from the other party, reasonable costs incurred in connection with such enforcement, including but not limited to, attorneys’ fees, expenses and costs of investigation and litigation/arbitration.
     11.19. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which, when taken together, will be deemed to constitute one and the same Agreement.
     11.20. Time. Time is of the essence with respect to the respective obligations of the Purchasers and Seller pursuant to this Agreement.
     11.21. Reservation of Rights. Sellers and Purchaser reserve the right to have this Agreement reviewed by legal counsel of its choice once the Agreement and all attached Schedules are in final form, but prior to execution of the same.
     11.22. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to Applicable Laws as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties intend that each representation, warranty, covenant, and condition contained herein will have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there still exists another representation, warranty or covenant relating to the same or similar subject matter (regardless of the relative levels of specificity) which the party has not breached will not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant. If any condition to Closing contained herein has not been satisfied in any respect, the fact that there exists another condition relating to the same or similar subject matter (regardless of the relative levels of specificity) which has been satisfied shall not detract from or mitigate the fact that the first condition has not been satisfied.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the Effective Date.

SELLERS:	PURCHASER:

Limited Liability Companies:	EZPAWN Nevada, Inc.

PAWN PLUS 1, LLC
PAWN PLUS 2, LLC	By:
PAWN PLUS 3, LLC	Daniel N. Tonissen
PAWN PLUS 4, LLC	Senior Vice President
PAWN PLUS 5, LLC
PAWN PLUS 6, LLC
PAWN PLUS 7, LLC	EZCORP, Inc.
PAWN PLUS 8, LLC
ASAP PAWN, LLC	By:
Daniel N. Tonissen
Senior Vice President

By:
Craig A. McCall
Sole Manager of each Limited Liability Company

THE PAWN PLACE, INC.
By:
Craig A. McCall
President

CRAIG A. MCCALL, INC.
By:
Craig A. McCall
President

McCall:

Craig A. McCall